

March 20, 2012

Via E-mail
Tim G. Guttman
Executive Vice President, Controller and
  Acting Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re:** **AmerisourceBergen Corporation**
> **Form 10-K for the Year Ended September 30, 2011**
> **Filed November 22, 2011**
> **File No. 001-16671**

Dear Mr. Guttman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Item 1. Business, page 1

1.   We note your disclosure on page 3 that your specialty pharmaceuticals business represented $15.5 billion in revenue for fiscal year 2011. We also note your disclosure on page 21 that your specialty group provides pharmaceutical distribution and other services primarily to physicians who specialize in a variety of disease states, especially oncology as well as third party logistics and outcomes research, and other services for biotechnology and other pharmaceutical manufacturers. Please advise us with a view to disclosure of the factors you consider when determining what products and services are deemed "Specialty." In so doing, please clarify whether your definition of specialty is based on an industry, regulatory or other standard. Also, please advise us to the best of

your knowledge if your use of the term, specialty, is the same as or comparable to what is used by other pharmaceutical distribution companies.

Notes to Consolidated Financial Statements, page 41

Note 14. Business Segment Information, page 63

2.   We note your disclosure that the AmerisourceBergen Drug Corporation ("ABDC") and AmerisourceBergen Specialty Group ("ABSG") operating segments each operate in a high volume and low margin environment and, as a result, their economic characteristics are similar. We further note your discussion of operating results in your periodic reports, earnings releases on Forms 8-K and earnings conference call transcripts; and statements in your earnings conference call transcripts that specialty is one of the two primary growth drivers from which you continue to benefit. It appears to us that your operating segments may have dissimilar gross margins and sales trends. Please provide us with a robust analysis to support your conclusion that your operating segments have similar economic characteristics, including your consideration of gross margins and sales trends of each operating segment. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining